MAIL STOP 3561

August 17, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: Universal Fog, Inc.
Pre-Effective Amendment 5 to Registration Statement on Form SB-2
File Number: 333-128831
Filed: July 28, 2006

Dear Mr. Bontems:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 9

1. On page 11 you state your mortgage is due and payable on May 30, 2006.
    However, in other areas of the document you state, on March 29, 2006, the
    mortgage was refinanced and is not due until May 30, 2011. Revise MD&A
    to include all of the updated terms and conditions of the new mortgage
    agreement and revise the notes to the financial statements accordingly as
    well.

Certain Relationships and Related Transactions, page 21

2. We reissue comment 3 of our letter dated June 30, 2006. Please clarify the statement, "This transaction was valued at approximately one half of the per share value of the second private placement." You state in the correspondence that the disclosure has been revised to clarify the statement. However, we cannot locate such clarification. Please advise or revise.

Financial Statements

3. Please amend your filing to include updated financial statements and an updated auditors' consent.

Financial Statements
Note 5 – Commitments and Contingencies

Sundown Distributorship

4. With respect to our previous comment 9, we note your revisions to Note 5. It does not appear you have a basis for recording an asset of $50,000 since the agreement may be cancelled by Sundown within 30 days written notice, the distribution of outdoor lighting products differs substantially from your historical operations in the custom design and manufacture of high pressure mist systems, and you have a history of operating losses. Please revise to restate your financial statements as of December 31, 2005, or explain to us in as much detail as necessary, how the $50,000 payment meets the definition of an asset in accordance with generally accepted accounting principles.

Form 8-K filed on August 23, 2005

5. With respect to our previous comments 17-19, you state you filed an amended Form 8-K on June 4, 2006. We did not note any filing on such date nor could we find the location of the amended Form 8-K on any other date. Please advise.

10-QSB for the Quarter Ended March 31, 2006

6. We reissue comment 20 of our comment letter dated June 30, 2006. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC."   Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

<u>Closing Statements</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or the undersigned, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David M. Rees, Esq.
        Fax (801) 328-4948